Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pretax income	$402,600	$245,206	$245,283	225,140	218,509
Add fixed charges as adjusted (from below)	188,362	150,410	142,634	140,798	135,137
	$590,962	$395,616	$387,917	$365,938	$353,646
Fixed charges:
Interest expense:
Corporate	168,746	136,917	130,163	129,346	123,930
Amortization of deferred financing costs	8,825	5,443	4,905	4,436	4,266
1/3 of rental expense	10,791	8,050	7,566	7,016	6,941
Fixed charges	$188,362	$150,410	$142,634	$140,798	$135,137
Ratio (earnings divided by fixed charges)	3.14	2.63	2.72	2.60	2.62